                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934



(Mark One):


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

      FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

      For the transition period from _________ to _________.

      COMMISSION FILE NUMBER: 1-4188

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY BARGAINED ASSOCIATES

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


         NEWELL RUBBERMAID INC.
         29 EAST STEPHENSON STREET
         NEWELL CENTER
         FREEPORT, ILLINOIS  61032

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

      1.    Report of Independent Auditors

      2.    Statement of Assets Available for Benefits

      3.    Statement of Changes in Assets Available for Benefits

      4.    Notes to Financial Statements

Exhibits. The following exhibits are filed as a part of this annual report:


      Exhibit 23.1 Consent of Ernst & Young LLP

      Exhibit 99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley
                   Act of 2002

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                RUBBERMAID RETIREMENT PLAN

                                                FOR COLLECTIVELY BARGAINED

                                                ASSOCIATES

Date:  June 27, 2003                              /s/ Tom Nohl
                                                ----------------------------
                                                Tom Nohl, Member,
                                                Plan Administrative Committee

Financial Statements

Rubbermaid Retirement Plan for
Collectively Bargained Associates

December 31, 2002 and 2001 and year ended December 31, 2002 with Report of Independent Auditors

        Rubbermaid Retirement Plan for Collectively Bargained Associates

                              Financial Statements

           December 31, 2002 and 2001 and year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors ...........................................     1

Financial Statements

Statements of Assets Available for Benefits ..............................     2
Statement of Changes in Assets Available for Benefits ....................     3
Notes to Financial Statements ............................................     4

                         Report of Independent Auditors


To the Plan Administrator of
      Rubbermaid Retirement Plan for
      Collectively Bargained Associates


We have audited the accompanying statements of assets available for benefits of the Rubbermaid Retirement Plan for Collectively Bargained Associates as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinois
June 10, 2003

        Rubbermaid Retirement Plan for Collectively Bargained Associates

                   Statements of Assets Available for Benefits


                                                            DECEMBER 31
                                                     ---------------------------
                                                        2002              2001

                                                        ----              ----
ASSETS
Interest in Newell Rubbermaid Master Trust           $82,672,235     $95,893,843

Contributions receivable:
   Employer                                            2,770,258       3,241,969
   Participant                                           332,216         462,170
                                                     -----------     -----------
 Total receivables                                     3,102,474       3,704,139
                                                     -----------     -----------
Assets available for benefits                        $85,774,709     $99,597,982
                                                     ===========     ===========


See accompanying notes.

        Rubbermaid Retirement Plan for Collectively Bargained Associates

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2002

ADDITIONS
Contributions:
  Employer                                                         $  2,770,258
  Participant                                                           333,754
                                                                   ------------
Total additions                                                       3,104,012

DEDUCTIONS

Benefits paid to participants                                         9,433,608
Net investment loss from Newell Rubbermaid Master Trust               7,646,498
Administrative expenses                                                  99,173
                                                                   ------------
Total deductions                                                     17,179,279
Transfers in                                                            251,994
                                                                   ------------
Net decrease                                                        (13,823,273)
Assets available for benefits - Beginning of year                    99,597,982
                                                                   ------------
Assets available for benefits - End of year                        $ 85,774,709
                                                                   ============

See accompanying notes.

        Rubbermaid Retirement Plan for Collectively Bargained Associates

                          Notes to Financial Statements

                          Year ended December 31, 2002

1.    DESCRIPTION OF THE PLAN

The following description of the Rubbermaid Retirement Plan for Collectively Bargained Associates (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution profit sharing plan covering
Collectively Bargained associates of the United Steelworkers of America, Rubber/Plastic Industry Conference Local 302, located at the Wooster, Ohio, facility of Newell Rubbermaid, Inc. (the Company). Participation in the Plan begins upon completion of one year of eligibility service, which is defined as 1,000 hours of service with the Company within a 12-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

CONTRIBUTIONS

Annual contribution rates are defined by the Plan. During 2002, the Company contributed to the Plan an amount equal to 14% of the eligible compensation earned by Plan participants. A participant must be employed by the Company at the end of the Plan year or complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

Eligible employees may elect to receive 25% of the Company contribution as a cash bonus payment or have that amount, up to the maximum amount permitted by the Internal Revenue Service (IRS), contributed to the Plan as a salary deferral contribution.

PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and an allocation of:
(a) the Company's contribution, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Rubbermaid Retirement Plan for Collectively Bargained Associates

1.    DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their salary deferral contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes 100% vested after completing seven years of service. Upon death, disability or attainment of age 65, participants become 100% vested regardless of years of service. Forfeited balances of terminated participants' nonvested accounts are reallocated among the accounts of eligible participants. Forfeitures of $102,379 and $87,199 were unallocated at December 31, 2002 and 2001, respectively.

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2002, ranged from 5.25% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

A participant is eligible to receive a distribution upon termination of employment, death, disability, or retirement. The form of payment may be a lump-sum cash payment, periodic payments in such amounts as elected by the participant, or a combination thereof.

INVESTMENT OPTIONS

All investments are participant-directed. Participants may elect direct contributions to the Plan to one or more of the Plan's investment funds. Participants may change their investment options or reallocate their investment balances on a daily basis.

2.    SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting.

        Rubbermaid Retirement Plan for Collectively Bargained Associates

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for investment contracts which are valued at contract value, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES

All normal costs and expenses of administering the Plan and trust are paid by Plan participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant's individual account.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    INVESTMENTS

The Plan's investments are held in the Newell Rubbermaid Master Trust (Master Trust) along with the investments of another Company-sponsored plan, the Newell Rubbermaid 401(k) Savings Plan. Fidelity Management Trust Company serves as trustee for the assets of the Master Trust.

Each participating plan has an undivided interest in the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 31.8% and 36.5%, respectively. Investment income and expenses are allocated among the participating plans based upon the value of the participant accounts attributed to each plan.

        Rubbermaid Retirement Plan for Collectively Bargained Associates

3.    INVESTMENTS (CONTINUED)

The Master Trust investments at December 31 are as follows:


                                                     2002                2001
                                                     ----                ----
Investments at fair value:
  Newell Rubbermaid Inc. common stock            $  1,279,380       $    919,239
  Mutual funds                                     32,284,548         50,895,181
  Loans to participants                             1,507,868          1,065,192
  Short-term investment fund                           84,720             58,398
                                                 ------------       ------------
                                                   35,156,516         52,938,010
Investments at contract value:
  Stable Value Fund                               224,911,951        209,519,597
                                                 ------------       ------------
                                                 $260,068,467       $262,457,607
                                                 ============       ============

Investment income for the Master Trust for the year ended December 31, 2002, is as follows:

Interest and dividends                                                           $ 11,645,415
Net realized and unrealized appreciation (depreciation) in the fair value of investments determined by quoted market price:
     Newell Rubbermaid Inc. common stock                                              171,902
     Mutual funds                                                                 (10,705,014)
                                                                                 ------------
                                                                                 $  1,112,303
                                                                                 ============

4.    STABLE VALUE FUND

The Master Trust holds an investment in the Stable Value Fund, which invests primarily in guaranteed investment contracts and synthetic guaranteed investment contracts. The fund also includes a short-term interest fund in the amount of $10,622,209 and $6,990,464 at December 31, 2002 and 2001, respectively. The fund is included in the financial statements at contract value as reported by the respective insurance companies. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses.

The blended crediting interest rate for the fund was 4.97% and 5.75% as of December 31, 2002 and 2001, respectively. The fund's blended rate of return for the 2002 year was 5.31%.

        Rubbermaid Retirement Plan for Collectively Bargained Associates

4.    STABLE VALUE FUND (CONTINUED)

The crediting rates are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

The contract values and fair values of investment contracts included in the Stable Value Fund as of December 31, 2002 and 2001, are as follows:

                                            CONTRACT VALUE                      FAIR VALUE
                                    -----------------------------     -----------------------------
                                        2002             2001             2002             2001
                                        ----             ----             ----             ----

Guaranteed Investment Contracts     $ 65,335,005     $ 57,375,436     $ 65,335,005     $ 59,135,791
Synthetic Guaranteed Investment

   Contracts                         148,954,737      145,153,697      139,486,885      149,107,629
                                    ------------     ------------     ------------     ------------
                                    $214,289,742     $202,529,133     $204,821,890     $208,243,420
                                    ============     ============     ============     ============

Included in the fair value of synthetic guaranteed investment contracts as of December 31, 2002 and 2001, are wrapper contracts with an estimated fair value of $13,823,109 and $17,759,647, respectively. The wrappers guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the collective bargaining agreement and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    RELATED PARTY TRANSACTIONS

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan. All other costs are paid out of Plan assets, except to the extent the Administrative Committee elects to have such expenses paid directly by the Company.

        Rubbermaid Retirement Plan for Collectively Bargained Associates

7.    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the application requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.